TSX/NYSE/PSE: MFC SEHK: 945
C$ unless otherwise stated
For Immediate Release
August 15, 2014

Manulife Financial Corporation completes Preferred Share offering

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that it has completed its offering of 14 million Non-cumulative Rate Reset Class 1 Shares Series 17 (the “Series 17 Preferred Shares”) at a price of $25 per share to raise gross proceeds of $350 million.

The offering was underwritten by a syndicate of investment dealers co-led by Scotia Capital Inc., RBC Capital Markets and TD Securities. The Series 17 Preferred Shares commence trading on the Toronto Stock Exchange today under the ticker symbol MFC.PR. M.

The Series 17 Preferred Shares were issued under a prospectus supplement dated August 11, 2014 to Manulife’s short form base shelf prospectus dated June 23, 2014.

The Series 17 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$637 billion (US$597 billion) as at June 30, 2014. Our group of companies operates as Manulife in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife 416-926-6495 steven_moore@manulife.com Anique Asher Manulife 416-852-9580 anique_asher@manulife.com